Exhibit 99.1

Stellantis Appoints Joao Laranjo as Chief Financial Officer

AMSTERDAM, September 29, 2025 – Stellantis N.V. today announced the appointment of Joao Laranjo as Chief Financial Officer and member of the Stellantis Leadership Team, effective immediately.

Laranjo succeeds Doug Ostermann, who has resigned from the Company for personal reasons. He will assume all responsibilities previously held by Ostermann.

With over two decades in finance and auditing across various markets and a deep knowledge of the automotive sector, Laranjo brings strong experience and leadership in financial strategy, planning and operational excellence in a cross-cultural environment. He joined Fiat Chrysler Automobiles (FCA) in 2009, holding roles of increasing responsibility over the years, across financial controlling and reporting, profit & loss management, treasury, financial planning and analysis, compliance, and accounting.

Laranjo began his career at General Electric in 2001, serving as Associate Auditor and later as Controller for GE Healthcare in South America. In 2009, he joined FCA as Chief Accounting Officer for Latin America, rising to Chief Financial Officer for the region, where he played an important role in financial transformation and regional growth. In 2017, he was appointed Chief Financial Officer of Stellantis North America. In 2024, he joined Goodyear as Vice President of Finance, leading the Americas Finance organization. He rejoined Stellantis earlier this year as Chief Financial Officer of Stellantis North America under the Company’s new management.

Laranjo holds an MBA from IBMEC in Brazil and is a graduate of the Advanced Finance Program at The Wharton School.

“Having worked closely with Joao for 15 years and witnessed his rise through the ranks, I have consistently been impressed by his excellent financial acumen, results-driven mindset, and deep understanding of our industry’s complexities,” commented Stellantis CEO Antonio Filosa. “I am pleased to welcome him to the Stellantis Leadership Team as we continue to position our Company for future growth and long-term success.”

“I would also like to thank Doug Ostermann for his many years of dedicated service to FCA and Stellantis,” added Filosa.

Stellantis confirms that its 2025 financial guidance, as communicated during the H1 Earnings Call on July 29, 2025, remains unchanged in all respects. The Company also confirms that the Q3 2025 Shipments and Revenues announcement will be held on October 30, 2025, as planned.

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About Stellantis

Stellantis N.V. (NYSE: STLA / Euronext Milan: STLAM / Euronext Paris: STLAP) is a leading global automaker, dedicated to giving its customers the freedom to choose the way they move, embracing the latest technologies and creating value for all its stakeholders. Its unique portfolio of iconic and innovative brands includes Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, FIAT, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. For more information, visit www.stellantis.com.

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For more information, contact:
Fernão SILVEIRA +31 6 43 25 43 41 – fernao.silveira@stellantis.com
Nathalie ROUSSEL +33 6 87 77 41 82 – nathalie.roussel@stellantis.com
communications@stellantis.com
www.stellantis.com

Safe harbor statement

This document contains forward looking statements. Statements regarding future financial performance and the Company’s expectations as to the achievement of certain targeted metrics, including revenues, industrial free cash flows, vehicle shipments, capital investments, research and development costs and other expenses at any future date or for any future period are forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Company’s current state of knowledge, future expectations and projections about future events and are by their nature, subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the Company’s ability to launch new products successfully and to maintain vehicle shipment volumes; changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality; the Company’s ability to successfully manage the industry-wide transition from internal combustion engines to full electrification; the Company’s ability to offer innovative, attractive products and to develop, manufacture and sell vehicles with advanced features including enhanced electrification, connectivity and autonomous-driving characteristics; the Company’s ability to produce or procure electric batteries with competitive performance, cost and at required volumes; the Company’s ability to successfully launch new businesses and integrate acquisitions; a significant malfunction, disruption or security breach compromising information technology systems or the electronic control systems contained in the Company’s vehicles; exchange rate fluctuations, interest rate changes, credit risk and other market risks; increases in costs, disruptions of supply or shortages of raw materials, parts, components and systems used in the Company’s vehicles; changes in local economic and political conditions; changes in trade policy, the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in tax laws and regulations; the level of governmental economic incentives available to support the adoption of battery electric vehicles; the impact of increasingly stringent regulations regarding fuel efficiency requirements and reduced greenhouse gas and tailpipe emissions; various types of claims, lawsuits, governmental investigations and other contingencies, including product liability and warranty claims and environmental claims, investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the level of competition in the automotive industry, which may increase due to consolidation and new entrants; the Company’s ability to attract and retain experienced management and employees; exposure to shortfalls in the funding of the Company’s defined benefit pension plans; the Company’s ability to provide or arrange for access to adequate financing for dealers and retail customers and associated risks related to the operations of financial services companies; the Company’s ability to access funding to execute its business plan; the Company’s ability to realize anticipated benefits from joint venture arrangements; disruptions arising from political, social and economic instability; risks associated with the Company’s relationships with employees, dealers and suppliers; the Company’s ability to maintain effective internal controls over financial reporting; developments in labor and industrial relations and developments in applicable labor laws; earthquakes or other disasters; and other risks and uncertainties. Any forward-looking statements contained in this document speak only as of the date of this document and the Company disclaims any obligation to update or revise publicly forward-looking statements. Further information concerning the Company and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission and AFM.